QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Wilder Richman Historic Properties II, L.P.

(Name of Subject Company (Issuer))

Dixon Mill Investor, LLC (offeror)

(Names of Filing Persons
(identifying Status as offeror, issuer or other person))

Units of Limited Partnership Interest

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

Mark M. Bava
Dixon Mill Investor, LLC
350 Veterans Boulevard
Rutherford, New Jersey 07070
(201) 804-8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Gerald J. Guarcini, Esq. Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103
(215) 864-8625

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

$5,508,000(1)	$697.86(2)

(1)
Calculated as the product of the number of Units on which the Offer is made and the gross cash price per Unit.

(2)
Of the fee, $684.94 was previously paid with the Schedule TO filed February 10, 2004.

        [    ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount previously paid:

          Form or registration no.:

          Filing party:

          Date filed:

        [    ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

        [X] third-party tender offer subject to Rule 14d-1.

        [    ] issuer tender offer subject to Rule 13e-4.

        [    ] going-private transaction subject to Rule 13e-3.

        [    ] amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: [    ]

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Dixon Mill Investor, LLC, a New Jersey limited liability company (the "Purchaser"), to purchase 408 units of limited partnership interests ("Units") of Wilder Richman Historic Properties II, L.P., a Delaware limited partnership (the "Partnership"), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase filed as Exhibit (a)(2) to the Schedule TO (the "Offer to Purchase").

* * * * *

        The Purchaser plans to file a Consent Solicitation Statement with the Securities and Exchange Commission. WE URGE UNIT HOLDERS TO READ THE CONSENT SOLICITATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT THE PURCHASER FILES WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Unit holders will be able to obtain a free copy of the Consent Solicitation Statement and other related documents filed by the Purchaser at the SEC's website at www.sec.gov. When available, the Consent Solicitation Statement and other related documents may also be obtained free of charge by contacting: MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, (800) 322-2885. INFORMATION RELATING TO PERSONS WHO MAY BE DEEMED TO BE PARTICIPANTS IN THE CONSENT SOLICITATION AND THEIR INTERESTS IN THE CONSENT SOLICITATION ARE CONTAINED IN THE SCHEDULE 14A FILED WITH THE SEC BY THE PURCHASER UNDER RULE 14A-12 ON FEBRUARY 10, 2004.

* * * * *

Item 4. Terms of the Transaction.

        The offer price has been increased to $13,500 per Unit.

Item 12. Exhibits.

  (a)
  (1) Agreement of Transfer and Letter of Transmittal, with Instructions.

  (a)
  (2) Letter to Unit Holders dated February 18, 2004.

2

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2004

DIXON MILL INVESTOR, LLC
By:	/s/ MARK M. BAVA Mark M. Bava Authorized Agent

3

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Agreement of Transfer and Letter of Transmittal, with instructions.
(a)(2)	Letter to Unit Holders dated February 18, 2004.

QuickLinks

SIGNATURE
EXHIBIT INDEX